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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION NO. 333-38688


                           PROSPECTUS SUPPLEMENT NO. 1
                      (TO PROSPECTUS DATED AUGUST 23, 2000)

                                     [LOGO]

                        COVAD COMMUNICATIONS GROUP, INC.
                                5,013,486 SHARES
                                  COMMON STOCK

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       This Prospectus Supplement No. 1 reflects an update of information contained in the prospectus which was filed with the Securities and Exchange Commission on August 23, 2000. This Prospectus Supplement No. 1 should be read in conjunction with the prospectus dated August 23, 2000, and this Prospectus Supplement No. 1 is qualified by reference to the Prospectus except to the extent that the information contained in this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus.

       The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this Prospectus Supplement No. 1 is truthful or complete. Any representation to the contrary is a criminal offence.

       Selling shareholders will use this Prospectus Supplement No. 1, together with its Prospectus dated August 23, 2000 in connection with offers and sales of shares to the public.


       The date of this Prospectus Supplement No. 1 is September 12, 2000
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RECENT DEVELOPMENTS

     On September 11, 2000, we announced that we will reach an installed base of 200,000 subscriber lines, exceeding Wall Street expectations, in the third quarter, by over 30 percent.

     On September 11, 2000, we announced various agreements with SBC Communications, Inc. ("SBC"):

     o We announced a commercial agreement in which SBC which will provide $600 million in resale revenue to us over six years starting October 1, 2000. This agreement also provides incentives for SBC to sell business lines provided by us, and we announced that SBC will begin marketing both symmetric business service DSL and asymmetric consumer service DSL provided by Covad throughout the United States.

     o We announced SBC's plans to take a minority ownership position in us for $150 million, pending regulatory approval. Under this agreement, SBC would acquire an ownership interest position of 9,373,169 shares or approximately to six percent of our outstanding shares.

     o We announced that, regarding pending legal matters, our antitrust suit against SBC and Pacific Bell and our arbitrations against SBC affiliates, Southwestern Bell and Pacific Bell, were settled, including Pacific Bell's claim for alleged past due service fees. In addition, we announced the resolution of several critical issues in line-sharing disputes in Texas, Kansas, Illinois, Michigan, Ohio, Wisconsin, Indiana, Connecticut and California, plus key issues in pending interconnection arbitrations in Texas and Kansas.

     o We announced that performance standards in all 13 SBC states were agreed upon, which we expect will further reduce regulatory disputes. Standards for SBC performance were agreed upon so that both companies will operate under a standard set of measures and remedies in all SBC states, which include California, Nevada, Texas, Oklahoma, Arkansas, Kansas, Missouri, Ohio, Indiana, Michigan, Wisconsin, Illinois and part of Connecticut (SNET territory). These standards include stand-alone and line-shared loop provisioning intervals, collocation intervals, repair and maintenance, and access to loop plant data. In addition, we agreed upon a 13-state, line-sharing price consisting of a $10 non-recurring charge and a $5.75 monthly recurring charge for all physical elements of the line-sharing UNE, including installation.

     o We announced the agreement to continue joint OSS development to support SBC's resale of our products, including the fully automatic loop ordering provisioning process pioneered by us. By working closely with SBC, we intend to simplify the ordering process and improve DSL provisioning times. Our OSS system currently is integrated with Pacific Bell and has shown improved installation rates of 25 percent and higher.

     o We also announced in-region agreements that include continued access to neighborhood gateways utilized in the recently announced Project Pronto, competitively neutral terms and conditions for spectrum management and agreements regarding the collocation of equipment in SBC central offices.

     On September 11, 2000 we also announced our plans to issue $500 million of Convertible Notes due 2005 in a private placement. If the offering is completed, we intend to use the net proceeds we expect to receive primarily for capital expenditures to finance network expansion. The securities to be offered will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

PRINCIPAL AND SELLING SHAREHOLDERS

     Based on a Form 13G filed on September 8, 2000 with the Securities and Exchange Commission by Marsh & McLennan Companies, Inc. and its direct and indirect wholly-owned subsidiaries, Putnam Investments, Inc., Putnam Investment Management, Inc. and The Putnam Investment Advisory Company, Inc. (collectively, "Putnam"), Putnam reported its holdings totaled 8,092,177 shares or 5.2% of the shares outstanding.